Exhibit A

Colombian Tier-1 Operator Chooses Ceragon for its Future 5G Network and
an Enhanced 4G Network with an Agreement Valued at $26M

Tier-1 operator to deploy Ceragon technologies in 2021 and 2022 to support nationwide 4G and 5G connectivity projects

Little Falls, New Jersey, March 9, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global leader in wireless hauling solutions, announced today that its products and services were selected by a Colombian Tier-1 operator with a large presence in Latin America to support extensive 4G and future 5G network capacity and coverage enhancements. In addition, Ceragon will establish the wireless backbone for a largescale government-sponsored rural connectivity project. These ambitious projects aim to provide nationwide connectivity and increase the operator’s overall coverage. Ceragon and the operator have entered into a series of agreements with total value exceeding $26 million for 2021 and 2022.

The operator, who has recently acquired significant new access spectrum, wishes to expand its capacity and coverage nationwide to bridge the digital divide and support higher broadband mobile services to its subscribers. The diverse requirements in these networks are vast, dictating multi-gigabits per second per link to be carried over long geographical distances and adhering to the operator’s strict networking and quality standards. With Ceragon’s unique multicore technology the operator is able to future-proof its wireless backhaul infrastructure - meeting its capacity requirements today and well into its 5G future. The operator is utilizing Ceragon’s professional services including network rollout, network optimization and maintenance to deploy high-capacity, high-power links in thousands of sites across the country. With Ceragon’s solutions in place, the operator can achieve 5G wireless backhaul capabilities, and increase its operational efficiency by reducing power and spectrum-related costs, whilst providing better quality of experience to its customers.

In addition to the expansion of its network, the operator selected Ceragon to build the backbone to serve its commitments to a large government-sponsored project in Colombia. The projects address the vast diversity in socioeconomic standings in Colombia. Ceragon’s wireless backhaul solutions will enable the tier 1 operator to expand its network coverage and deliver high-capacity broadband connectivity to Colombia’s most remote and difficult to access and scattered rural communities, helping drive social and economic development and equality.

Ira Palti, President & CEO of Ceragon Networks, commented: “Ceragon is happy to support our customer in the build-out of its 4G, future-proof 5G network and one of the largest rural connectivity projects in the history of the country. We have a proven track record of successfully deploying large projects in Latin America. Ceragon’s flexible wireless hauling solutions allow the operator to quickly and cost-effectively meet its growing broadband connectivity demands and prepare its network for 5G.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global leader in wireless hauling solutions. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as hundreds of private network owners, in more than 150 countries.

For more information about our company you should read our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as well as any document we file or furnish with the Securities and Exchange Commission (SEC) by accessing the SEC’s website at www.sec.gov.

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations and the restrictions on operations created thereby, an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com